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December 28, 2016	MOSCOW
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Heather Percival, Senior Attorney

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lattice Semiconductor Corporation

Preliminary Proxy Statement on Schedule 14A

(the “Preliminary Proxy Statement”)

Filed November 30, 2016

File No. 000-18032

Dear Ms. Percival:

Set forth below are the responses of Lattice Semiconductor Corporation (the “Company,” “we” or “us”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter, dated December 22, 2016, concerning the Preliminary Proxy Statement and the merger contemplated therein. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Revised Proxy Statement marked to show changes from the Preliminary Proxy Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Revised Proxy Statement, unless otherwise noted.

Ms. Heather Percival

December 28, 2016

Financing of the Merger, page 83

1.	Please revise your disclosure to clarify how Canyon Bridge will finance the merger, and, if applicable, discuss any uncertainty regarding obtaining financing. We note the disclosure that Canyon Bridge will “purchase, or cause one or more of its affiliates to purchase . . . equity interests,” which indicates uncertainty regarding the source and availability of funds. We also note the disclosure in the soliciting materials filed on December 12, 2016 states that funding for Canyon Bridge will come from limited partners in China, but the disclosure on page 2 of the preliminary proxy statement states that Canyon Bridge has only one limited partner.

In response to the Staff’s comment, we have complied and revised our disclosure on pages 83 and 84 of the Revised Proxy Statement under the heading “Financing of the Merger” to make clear that Parent’s acquisition of the Company will be financed pursuant to a direct or indirect equity contribution by Canyon Bridge Fund I, LP (“Canyon Bridge”) in accordance with the equity commitment letter (the “Equity Commitment Letter”) between Canyon Bridge and Parent that is described in the Revised Proxy Statement. We have also updated the Revised Proxy Statement to note that Canyon Bridge intends to use the proceeds from an equity commitment from Canyon Bridge’s limited partner to fund its obligations under the Equity Commitment Letter.

Canyon Bridge is a newly formed private equity fund that may seek other limited partners in order to obtain additional equity capital to further execute its investment strategy. However, as described on page 2 of the Revised Proxy Statement under the heading “Summary—Parties Involved in the Merger—Sponsor: Canyon Bridge Fund I, LP” and on pages 34 and 35 of the Revised Proxy Statement under the heading “The Merger—Parties Involved in the Merger—Canyon Bridge Fund I, LP,” Canyon Bridge currently only has one limited partner, a wholly owned subsidiary of China Venture Capital Fund Corporation Limited, a large Chinese investment fund.

Regulatory Approvals Required for the Merger, page 92

2.	In addition to listing the actions required to obtain the regulatory approvals listed here, please revise to clarify what actions you have taken, what actions remain to be taken and the status of such approvals, including any material obstacles that remain. See Item 14(b)(5) of Schedule 14A. We note, for example, the disclosure on page 93 that “clearance is not assured.” However, it is unclear from your disclosure what may prevent such clearance from being obtained.

We have complied and revised the disclosure on pages 92 and 93 of the Revised Proxy Statement to clarify which actions we have taken with regard to required regulatory approvals, which actions remain to be taken and the status of such approvals, including any material obstacles that remain.

Ms. Heather Percival

December 28, 2016

***

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission

Geoff Kruczek

Amanda Ravitz

cc:	Lattice Semiconductor Corporation

Darin G. Billerberck

Byron W. Milstead